  Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Announces Upsizing of Private Placement Financing with $5.2 Million Second Tranche for Total of $8.4 Million
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Vancouver, Canada – September 3, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) is pleased to announce its intention to increase the size of its previously announced non-brokered private placement by issuing up to an additional 65,000,000 units for up to an additional C$5,200,000 in gross proceeds (the “Upsize”) through a second tranche which is subject to shareholder approval. As a result of the Upsize, the Company will issue a total of up to 105,000,000 units for aggregate gross proceeds of up to C$8,400,000 (the “Private Placement”).

Subject to shareholder approval, each unit in the tranche 2 upsizing will consist of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) with each Warrant entitling the holder to acquire one additional Common Share at an exercise price of $0.13 for a period of 24 months from the closing date. If the closing price of the Common Shares is at a price equal to or greater than $0.20 for a period of 10 consecutive trading days, Canarc will have the right to accelerate the expiry date of the Warrants by giving written notice to the Warrant holders that the Warrants will expire on the date that is not less than 30 days from the date notice is provided by Canarc to the Warrant holders. Finders’ fees of 6% may be payable in cash and/or warrants on certain portions of the financing, subject to regulatory approvals.

As a result of the Upsize, closing of the Private Placement will occur in one or more tranches. The previously announced issuance of up to 40,000,000 units for gross proceeds of up to C$3,200,000 will close in the first tranche on or about September 10, 2020. The Upsize will close in the second tranche on or about October 22, 2020. (the “Final Tranche”).

Pursuant to the rules of the Toronto Stock Exchange (“TSX”), the Upsize and the Final Tranche are subject to (i) the approval of a simple majority of the votes cast by holders of the Common Shares represented in person or by proxy and entitled to vote at the special meeting of Canarc’s shareholders to be held on or about October 20, 2020; and (ii) the approval of the TSX. All securities issued pursuant to the Private Placement will be subject to a four-month hold period in accordance with applicable Canadian securities laws.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.